51, Sogong-ro,
Jung-gu, Seoul, 100-792 Korea
Tel.822-2125-2085

December 09, 2014

To Shareholders:

Convocation Notice of the Extraordinary General Meeting of Shareholders
Notice is hereby given that an Extraordinary General Meeting of Shareholders of Woori Bank (the “Company”) will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Soon-Woo Lee President and CEO Woori Bank 51, Sogong-ro, Jung-gu, Seoul 100-792, Korea

Description

1.	Date and Time : December 30, 2014, 9 A.M., Seoul time.
2.	Venue : 5th floor / Woori Bank, 51, Sogong-ro, Jung-gu, Seoul, Korea

3. Agenda A. Appointment of Standing Directors A-1 Kwang-Goo Lee A-2 Dong-Gun Lee B. Appointment of President & CEO B-1 Kwang-Goo Lee

Agenda Details

A.	Appointment of Standing Directors

			Relationship with	Transactions with
Name		Nominated	Majority	Company within the
(Date of Birth)	Experience	by	Shareholder	past three years	Term
Kwang-Goo Lee (July 19, 1957)
- Current) Executive Vice President,
Consumer Banking Business Unit, Woori Bank
- Executive Vice President,
Finance & Mangement Planning Unit, Woori Bank
- Head, Gwangjin-Seongdong Sales Center, Woori Bank
- BA, Business Administration, Sogang University
		Board of Directors (President & CEO Nomination Committee)	None	None	Until Dec. 30, 2016 (New Appoint ment)

Dong-Gun Lee (Jan. 1, 1958)
- Current) Deputy President, Woori Bank
- Executive Vice President, Credit Support Unit,
Woori Bank
- Executive Vice President, Operation & Support Unit,
Woori Bank
- MA, Financial Engineering, Yonsei University
- BA, Business Administration, Yeungnam University
		Board of Directors	None	None	Until Dec. 30, 2015 (Re- Appoint ment)

B.	Appointment of President & CEO

			Relationship with	Transactions with
Name		Nominated	Majority	Company within the
(Date of Birth)	Experience	by	Shareholder	past three years	Term
Kwang-Goo Lee (July 19, 1957)
- Current) Executive Vice President,
Consumer Banking Business Unit, Woori Bank
- Executive Vice President,
Finance & Mangement Planning Unit, Woori Bank
- Head, Gwangjin-Seongdong Sales Center, Woori Bank
- Bachelor of Business Administration, Sogang University
		Board of Directors (President & CEO Nomination Committee)	None	None	Until Dec. 30, 2016 (New Appoint ment)

•	The President & CEO will act as the representative director of Woori Bank